UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   Final Amendment

                      Under the Securities Exchange Act of 1934


                           DIAMOND OFFSHORE DRILLING, INC.
                                   (Name of Issuer)

                            COMMON STOCK, PAR VALUE $0.01
                            (Title of Class of Securities)

                                   (SINS) 25271C102
                                    (CUSIP Number)

                Jean-Paul Kill, c/o Alphee S.A., 11 Avenue De La Gare,
             Grand Duchy of Luxembourg; Tel. 352-482850; Fax. 352-482871.
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                      May 24, 1996
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-
          1(b)(3) or (4), check the following box (   ).

          Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






          SCHEDULE 13D

           CUSIP No.
           (SINS) 25271C102
           ----------------------------------------------------------------
           1     NAME OF REPORTING PERSON:

                 Alphee S.A.
           ----------------------------------------------------------------
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) (   )
                                                                (b) ( X )
           ----------------------------------------------------------------
           3     SEC USE ONLY

           ----------------------------------------------------------------
           4     SOURCE OF FUNDS*

                            OO
           ----------------------------------------------------------------
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e) (   )

           ----------------------------------------------------------------
           6     CITIZENSHIP OR PLACE OF ORGANIZATION

                      Luxembourg
           ----------------------------------------------------------------
             NUMBER OF   7      SOLE VOTING POWER
              SHARES
           BENEFICIALLY         473,477
             OWNED BY
               EACH
             REPORTING
              PERSON
               WITH
                         --------------------------------------------------
                         8      SHARED VOTING POWER

                         --------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                473,477
                         --------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

           ----------------------------------------------------------------
           11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 473,477
           ----------------------------------------------------------------
           12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        (   )

           ----------------------------------------------------------------
           13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.7%
           ----------------------------------------------------------------
           14    TYPE OF REPORTING PERSON*

                 CO
           ----------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





     This Final Amendment amends and supplements the Schedule 13D filed on May 9, 1996 (the "Schedule") by Alphee S.A., a Luxembourg corporation ("Alphee"), with respect to the Common Stock, $0.01 par value, of Diamond Offshore Drilling, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning set forth in the Schedule.


Item 5.   Interest in Securities of Issuer.

     Item 5 is hereby amended as follows:

     (a) - (b)

     The first sentence of the first paragraph is replaced with the following:

          Alphee beneficially owns 473,477 shares of Common Stock representing approximately 0.7% of the outstanding Common Stock, based on the Issuer's most recent filing with the Commission.

     The second paragraph is replaced in its entirety with the following:

               To the best of Alphee's knowledge, Forvaltnings AB Ratos ("Ratos"), a Swedish corporation whose principal office and place of business is located at Drottningsgatan 2 Stockholm, Sweden, owns an aggregate of 378,838 shares of Common Stock on the date hereof, representing 0.55% of the outstanding Common Stock.

     (c) This section is replaced in its entirety with the following:

               On May 24, 1996, Alphee effected the sale of
          4,234,771 shares of Common Stock in an underwritten secondary offering, pursuant to the Registration Statement, and as further described in the prospectus supplement, dated May 20, 1996 (the Prospectus Supplement") to the Prospectus, and in the U.S. purchase agreement and the international purchase agreement (as those agreements are further described in Item 6 below).

     (e) This section is replaced in its entirety with the following:

               As of May 24, 1996, Alphee's beneficial ownership of Common Stock was less than 5% of the outstanding shares of Common Stock. As a result, no further amendments to the Schedule will be required.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following paragraphs:

               Alphee, together with Ratos, entered into a U.S. purchase agreement and an international purchase agreement, each dated May 20, 1996, with the Issuer and the several underwriters named in Schedules A thereto
          (the "Underwriters"), in connection with the closing on May 24, 1996 of the sale by Alphee and Ratos of 4,234,771 and 3,288,369 shares of Common Stock, respectively. Forms of such U.S. purchase agreement and international purchase agreement have been filed as Exhibit Nos. 1.1 and 1.2., respectively, to Post- Effective Amendment No. 1 to the Registration Statement.

               At the request of Alphee and Ratos, the Issuer prepared and filed the Prospectus Supplement for use in connection with the sale of shares of Common Stock described herein and therein.

Item 7.   Exhibits.

          None.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         May 28, 1996
                         --------------------------------
                         (date)



                         --------------------------------
                         (Signature)



                         --------------------------------
                         (Name/Title)